F 92572 Neuilly-sur-Seine Cedex
Téléphone : +33 1 41 43 15 00
Télécopie : +33 1 41 43 15 65

Cereol

02034352

File No : 82 - 5210

SUPPL

Cereol S.A.
14 boulevard du Général Leclerc
92200 Neuilly sur Seine
France

United States Securities and Exchange Commission
Washington D.C. 20549
United States

Neuilly, May 17th 2002

__Re:__ Disclosure Materials Provided by Cereol Pursuant to Application for Exemption Under Rule 12g3-2 (b)

Ladies and Gentlemen,

Please find attached the following disclosure materials for Cereol:

- Press Release dated 3 May 2002: "Cereol is going to negociate with a group of investors the sale of its subsidiary Carapelli". (both in French and in English).
- Press Release dated 7 May 2002: "Results at 31 march 2002 – improvement of profitability"(both in French and in English).

Cereol is providing these documents to you pursuant to its obligations under Rule 12g3-2 (b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Matthieu Hauw
General Counsel

Cereol is going to negotiate with a group of investors the sale of its subsidiary Carapelli

Paris, 3 May 2002 - As previously announced in a press release dated 28 November 2001, Cereol had decided to consider alternatives for the future of its Carapelli subsidiary and especially a possible sale.

Within the framework of this selling process and after having studied different offers from potential buyers, Cereol agreed to negotiate with a group of investors led by B&S Private Equity Group and Arca Impresa Gestioni SGR on an exclusive basis and during a limited period of time.

B&S Private Equity Group is the major Italian independent player in the private equity sector; it invests in both industrial and service companies. B&S realizes management buy-outs and management buy-ins, supporting managers of proven experience motivated to become entrepreneurs. It provides the capital that unlisted companies need to grow both internally and externally.

B&S investments activity is currently centered on the Italian Private Equity Fund III (IPEF III), a closed-end fund, with a capitalisation of EUR 300 million, reserved to foreign institutional investors and promoted by the B&S Group.

Arca Impresa Gestioni SGR is the first company to have set up closed-end investment funds governed by Italian law, and in particular Arca Impresa - listed on the Milan Stock Exchange - and Arca Impresa Duemila.

For this transaction, B&S Private Equity Group and Arca Impresa Gestioni SGR will avail themselves of the support of Monte dei Paschi di Siena, via MPS MERCHANT, merchant bank of the group, as "arranger" and "underwriter", which has the option of acquiring a minority stake in the equity through the closed-end funds.

Carapelli is 100% owned by Cereol S.A. and is one of the world's foremost marketers of olive oil. Carapelli is primarily active in the production and distribution of extra virgin olive oil, olive oil and seed oil and is recognized for well-known brands and high quality products.

Based in Tuscany, near Florence, Italy, Carapelli's net sales amounted to approximately ª 200 million during the year 2001. Carapelli is active in many countries. In the US, Carapelli operates through Carapelli USA LLC, a Joint Venture with Hormel Foods, which began its activity early 2000.

This sale process is envisaged to be finalised at the end of this month, after consulting all concerned institutions and obtaining all necessary agreements.

Press contacts Cereol:

Tarick Dali +33 1 40 70 11 89
Henri Rieux +33 1 41 43 19 52

Press contact B&S Private Equity Group :

Barabino & Partners
Luca Brusadelli +39 02/72 02 35 35

Press contact Arca BIM :

Barabino & Partners
Ferdinando De Bellis +39 02/72 02 35 35

Cereol va négocier la cession de sa filiale Carapelli avec un groupe d'investisseurs

Paris, le 3 mai 2002 - Comme il avait été précisé dans le communiqué de presse du 28 novembre 2001, Cereol avait décidé d'envisager des solutions alternatives pour l'avenir de sa filiale Carapelli et d'étudier plus particulièrement une opération de cession de sa participation.

Dans le cadre de cette opération, Cereol, après avoir analysé différentes offres d'acheteurs potentiels, a accordé à un groupe d'investisseurs mené par B&S Private Equity Group et Arca Impresa Gestioni SGR, l'exclusivité *pour une négociation limitée dans le temps, pour la cession de sa filiale* Carapelli.

B&S Private Equity Group est le principal opérateur indépendant de private equity en Italie et investit soit dans des sociétés industrielles, soit dans des sociétés de services. Il réalise des managements buy-out et buy-in, en supportant des managers ayant une expérience confirmée, déterminés à devenir des entrepreneurs. Il fournit des capitaux pour le développement de sociétés non cotées pour soutenir des projets de croissance au travers d'acquisitions.

L'activité d'investissement de B&S Private Equity Group est concentrée sur le fond italien Private Equity Fund III (IPEF III) qui gère 300 millions d'euros.

Arca Impresa Gestioni SGR est la première société à avoir constitué des fonds de placement fermés de droit italien et en particulier, Arca Impresa - cotée à la Bourse de Milan - et Arca Impresa Duemila.

Pour cette opération, B&S Private Equity Group et Arca Impresa Gestioni SGR s'assureront du support du groupe bancaire Monte dei Paschi di Siena, par le biais de MPS MERCHANT, banque d'affaire du groupe toscane, en tant que "arranger" et "underwriter", avec option d'acquérir une participation minoritaire dans le capital par les fonds de placement fermés.

Carapelli est une filiale contrôlée à 100% par Cereol et l'un des leaders mondiaux de la commercialisation de l'huile d'olive.
Carapelli est principalement active dans la production et la distribution d'huiles d'olive extra vierges, d'huiles d'olive ainsi que d'huiles de graines. Elle possède des marques reconnues et des produits de haute qualité.

Carapelli est basée en Toscane, près de Florence, Italie. Elle a réalisé en 2001 un chiffre d'affaires d'environ 200 millions d'euros.
Présente dans de nombreux pays, Carapelli opère aux Etats-Unis à travers Carapelli USA LLC, une joint venture réalisée avec Hormel Foods au début de l'année 2000.

La finalisation de cette opération de cession, après avoir obtenu les accords et avis nécessaires, est aujourd'hui envisagée pour la fin du mois de mai.

Contacts Presse Cereol :

Tarick Dali +33 1 40 70 11 89
Henri Rieux +33 1 41 43 19 52

Contact Presse B&S Private Equity Group :

Barabino & Partners
[illegible]

Luca Brusadelli +39 02/72 02 35 35

Contact Presse Arca BIM :

Barabino & Partners
Ferdinando De Bellis +39 02/72 02 35 35

Results at 31 March 2002: improvement of profitability

Paris, 7 May 2002 - Cereol's Board of Directors, meeting on 7 May 2002 under the Chairmanship of Carl Hausmann, examined the Group's consolidated accounts for 31 March 2002.

The major consolidated data is summarized as follows:

Key figures (million Euro)	31/03/2001 (1)	31/03/2002 (3)	^ %
Net sales	1,142.2	1,208.2	+5.8%
Operating profit	41.1	59.1	+43.8%
Profit before tax	27.1	44.5	+64.2%
Net income - Group share	13.9	29.0	+108.6%
	31/12/2001 (2)	31/03/02 (3)	
Total shareholders' equity	989.5	1,014.9	
Financial debt - net	810.5	858.5	
Net debt/shareholders' equity ratio	0.82	0.85	

Note : (1) non audited pro forma figures - (2) audited figures - (3) non audited figures

Pro forma accounts at 31 March 2001 have been established to allow comparison, excluding Koipe and Riso Eurico, which were both sold during 2001. Pro forma adjustments have also been made to reflect the depreciation adjustments resulting from the allocation of demerger goodwill to fixed assets.

The factors explaining the strong first quarter period are a continuation of the last quarter of 2001.

* **Net sales** show an increase of 5.8%. Although net sales are not particularly relevant in analysing Cereol's activities, this increase reflects higher oil prices in Europe while volumes overall remained flat.

* **The operating profit** achieved shows an increase of 43.8% as compared to the first 3 months of the year 2001. This is due to continued strong margins.

The operating profit of the Food Oils Europe Division grew by 27.2% to 45.3 million EUR for the first 3 months period of 2002, linked to a strong recovery in Eastern Europe and Central Europe.

The operating profit of the North American Processing Division grew by 260% to 12.6 million EUR. This growth results from the recovery of soya crush margins and refining margins compared to first quarter 2001, linked to local demand for soya meal and refined oil, the reduction of production capacity in the United States, and a reduction of the higher energy costs experienced during the first quarter of 2001.

The operating income of the Specialty Products Division grew by 61.9% to 3.4 million EUR, entirely due to higher margins in European proteins.

* **The net income - Group share** of 29 million EUR at 31 March 2002 against a profit of 13.9 million EUR reflect lower interest costs, a lower tax rate and do not include the demerger costs of 2001.

* **The net debt/shareholders' equity ratio** increased to 0.85 at 31 March 2002 against 0.82 at 31 December 2001. This ratio is almost stable in spite of land and buildings acquired in Italy further to demerger decisions as well as the purchase of the remaining 49% of Oleina Holding. These two operations accounted for approximately 67 million EUR.

SUBSEQUENT EVENTS AT 31 MARCH 2002

On May 3, 2002, the Group announced the signing of an agreement for the exclusive negotiation for a limited period of time for the sale of Carapelli with one of the potential buyers. This transaction is expected to close in the second quarter of 2002.

PROSPECTS FOR 2002

As announced previously, the CanAmera acquisition is expected to be finalized prior to the end of the second quarter. The acquisition will allow Cereol to operate as one unit in North America. Synergies should begin to be realized during the second half of the year.
The positive trend achieved over the first three months period of 2002 should continue during the second quarter. The prospects for the second half of the year 2002 remain satisfactory and are based on Cereol's policy of integration, innovation and cost control.

Press contact:

Tarick Dali +33 1 40 70 11 89
Jerry Backstrom +33 1 41 43 10 60
Henri Rieux +33 1 41 43 19 52

Résultats au 31 mars 2002 : progression de la rentabilité

Paris, le 7 mai 2002 - Le conseil d'administration de Cereol s'est réuni le 7 mai 2002 sous la présidence de Carl Hausmann pour examiner les comptes consolidés au 31 mars 2002.

Les principales données consolidées se résument ainsi :

Chiffres clés (en millions d'euros)	31/03/2001 (1)	31/03/2002 (2)	^%
Chiffres d'affaires	1 142,2	1 208,2	+5,8%
Résultats d'exploitation	41,1	59,1	+43,8%
Résultat courant avant impôt	27,1	44,5	+64,2%
Résultat net - part du groupe	13,9	29,0	+108,6%
.	31/12/2001 (2)	31/03/2002 (3)	.
Capitaux propres de l'ensemble	989,5	1 014,9	.
Endettement financier - net	810,5	858,5	.
Ratio dettes nettes/fonds propres	0,82	0,85	.

Note : (1) chiffres pro forma non audités - (2) chiffres audités - (3) chiffres non audités

Pour permettre la comparaison, des comptes pro forma au 31 mars 2001 ont été établis excluant Koipe et Riso Eurico, filiales qui ont été cédées en 2001, et des ajustements ont été pratiqués afin de prendre en compte le traitement comptable des écarts d'acquisition consécutifs à la scission d'Eridania Béghin-Say.

Les facteurs expliquant les résultats très satisfaisants du premier trimestre 2002 sont identiques à ceux du dernier trimestre de 2001.

* **Le chiffre d'affaires** présente une croissance de 5,8%. Bien que le chiffre d'affaires ne soit pas un élément pertinent pour analyser l'activité de Cereol, cette croissance reflète des cours des huiles végétales plus élevés alors que les volumes restent stables.

* **Le résultat d'exploitation** fait, quant à lui, apparaître une croissance de 43,8% par rapport au premier trimestre de l'année 2001. Cereol continue à bénéficier de fortes marges.

Le résultat d'exploitation de la division Huiles Alimentaires Europe croît de 27,2% à 45,3 millions d'euros pour les trois premiers mois de l'année 2002. Ceci est dû à un redressement en Europe de l'Est et en Europe Centrale.

Le résultat d'exploitation de la division Oléagineux Amérique du Nord croît de 260% à 12,6 millions d'euros. Cette croissance résulte du redressement des marges de trituration de soja, liée à la demande locale de tourteaux de soja et d'huiles raffinées, à la réduction des capacités de production aux Etats-Unis et à la baisse des coûts de l'énergie.

Le résultat d'exploitation de la division Spécialités croît de 61,9% à 3,4 millions d'euros. Ceci étant entièrement dû à une hausse des marges de protéines en Europe.

* **Le résultat net - part du groupe** s'établit à 29 millions d'euros au 31 mars 2002 à comparer à un profit de 13,9 millions d'euros au 31 mars

2001. Cette amélioration est due à des coûts financiers et impôts plus bas et au fait que ce résultat n'est plus impacté par des coûts de scission.

* **Le ratio endettement financier net/fonds propres** s'est élevé à 0,85 au 31 mars 2002 contre 0,82 au 31 décembre 2001. Ce ratio est quasiment stable malgré l'achat de terrains et de bâtiments en Italie consécutifs à des décisions relatives à la scission ainsi qu'à l'acquisition de 49% des actions d'Oleina Holding. Ces deux opérations représentent un montant global d'environ 67 millions d'euros.

EVENEMENTS POSTERIEURS AU 31 MARS 2002

Le 3 mai 2002, Cereol a annoncé la signature d'un accord, valable pour une période limitée, pour la négociation exclusive de la cession de sa filiale Carapelli avec un des acquéreurs potentiels. Cette opération devrait être finalisée au cours du deuxième trimestre 2002.

PERSPECTIVES 2002

Comme précédemment annoncé, l'acquisition de CanAmera devrait être finalisée avant la fin du deuxième trimestre 2002. Cette acquisition permettra à Cereol d'opérer comme une seule entité en Amérique du Nord. La mise en place des synergies devrait être réalisée au cours du second semestre de l'année.

La tendance positive constatée sur les trois premiers mois de l'année 2002 devrait se poursuivre au cours du deuxième trimestre. Les perspectives pour le second semestre 2002 restent satisfaisantes et sont basées sur la poursuite de la politique de Cereol d'intégration, d'innovation et de contrôle des coûts.

Contact Presse :

Tarick Dali +33 1 40 70 11 89
Jerry Backstrom +33 1 41 43 10 60
Henri Rieux +33 1 41 43 19 52